June 13, 2006



Ms. Donna Levy
Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549


Re:  Evans Systems, Inc.
     Information Statement on Schedule 14C
     Filed May 12, 2006
     File No. 000-21956



Dear Ms. Levy:

     We represent Evans Systems, Inc. ("Evans" or the "Company"). We are in receipt of your letter dated May 25, 2006 and the following sets forth our response to same:

Additional Information, page 4

1. Please update the address for the SEC provided in this section. Our current address is: 100 F St, N.E., Washington, D.C., 20549. In addition, you make reference to filings on Form 10-KSB and Form 10-QSB, but you have filed Forms 10-K and Forms 10-Q. Please revise.

Answer: This section has been revised to provide the correct address and to make reference to the filings of Forms 10-K and forms 10Q.


Outstanding Voting Securities, page 5

2. We note that you provide two different figures for the number of common shares outstanding as of May 9, 2006. Please advise or revise.

Answer:    This section has been revised to reconcile these figures.


3. We note that you state that holders of 7,537,03 shares executed a written consent approving the charter amendment. Please identify the shareholders who have provided their consent, the number of shares held by them, and their percentage ownership.

Answer: This section has been revised to identify the shareholders who have provided their consent, the number of shares held by them and their percentage ownership.


Security Ownership of Certain Beneficial Owners and Management, page 5

4. We note that footnote 7 to the table refers to warrants held by Tom Cain and Cain, Smith & Strong H, LP (CSS) that are now void and 4,000,000 shares that have been issued to various individuals pursuant to a note conversion by CSS. Please explain how this disclosure relates to the shareholders listed on the table. In addition, we note that in the Form 8-K/A filed on April 20, 2006 you state that 4,000,000 shares were issued to CSS as consideration for a reduction of $200,000 of the principal amount of a secured note issued to CSS.

Answer: This section has been revised to delete this disclosure since it does not relate the shareholders listed on the table.



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



Amendment to the Company's Articles of Incorporation to Increase the Authorize Number of Shares of Common Stock, vase 7

5. You refer to the fact that the increase in the authorized shares is necessary "based upon the recent financing completed by the company." We also note your separate disclosure of the proposed purchase of 50.1% of the common shares of the company by Homeland Integrated Security Systems, Inc. and the subsequent merger with Homeland, all of which is contingent upon the company effectuating a reverse stock split and increasing its authorized shares to 300,000,000. It appears that the approval of the increase in shares is necessary to enable the company to perform its duties under the merger agreement with Homeland. We consider the increase in shares to be an indirect vote on the merger. Under Note A to Schedule 14A, the information statement would need to include the information about the merger as if the stockholders were voting directly on that transaction. Refer to Note A to Schedule 14A, Item 14 of Schedule 14A and Item 1 of
     Schedule 14C, and expand the information statement to include the required disclosure about the proposed merger with Homeland. Note that detailed textual disclosure must be included to comply with Item 14 including, but not limited to, historical financial statements and management's discussion and analysis of the financial condition for each company. Pro forma financial information for the transaction that conforms with Article 11 of Regulation S-X also must be provided.

Answer: This section has been revised to remov the disclosure about the fact that the increase in the authorized shares is necessary "based upon the recent financing completed by the company." This has been removed since it is not accurate since the Company did not complete an acquisition. The Company has not revised to the information to include information about the merger since the increase in shares is not necessary to enable the Company to perform its duties under the merger agreement. Based upon the reverse split, the Company has enough authorized shares without the increase to undertake the merger. However, this was a condition because the new company requested additional shares be available for general corporate purposes, including acquisitions, equity financings, stock dividends, stock splits or other recapitalizations, and grants of stock options. Neither the Company nor Homeland has definitive plans for same at this time but wants to increase the authorized shares in the event additional shares are necessary for these purposes. If necessary, Homeland would be willing to waive the requirement that the authorized shares be increase to effectuate the merger.


6. Please provide the information required by item 3 of Schedule 14C in regard to the interest of certain persons in the matters to be acted upon.

Answer:   This section has been revised to provide the  information  required by
          Item 3 of Schedule 14C in regard to the interest of certain persons in the matters to be acted upon.


7. We note your discussion of the anti-takeover effects of the authorization of the additional shares. Please state whether there are other provisions of your articles, bylaws, employment agreements or credit agreements have material anti-takeover consequences. If not, please so state.

Answer: The document has been revised to state that there are no provisions of the Company's articles, bylaws, employment agreements or credit agreements have material anti-takeover consequences.




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



Approval of 1-for-10 Reverse Stock Split, page 7

General

8. We call your attention to Rule 10b-17, which yo should consult in connection with the process of implementing the reverse stock split.

Answer: The Company is aware of Rule 10B17 and will consult same in connection with the process of implementing the reverse stock split.


9. Disclose in a table or other similar format the number of shares of your common stock that will be: (a) issued and outstanding; (b) authorized and reserved for issuance; and (c) authorized but unreserved as a result of the adoption of the reverse stock split and the increase in your authorized shares. You should also discuss the dilutive effects of the reverse stock split and the increase in your authorized shares on your current shareholders.

Answer: A table has been added to disclose the shares that (a) issued an outstanding; (b) authorized and reserved for issuance; and (c) authorized but unreserved. In addition, disclosure has been added about the dilutive effects of the reverse stock split and the increase in authorized shares on the current shareholders.


10. We note that you state that the principal effect of a reverse split is that the number of shares of common stock issued and outstanding will be reduced proportionately with the reverse split and that "the number of authorized shares of Common Stock is not affected." However, the reverse stock split coupled with the charter amendment to increase your authorized stock will result in an increased number of authorized but unissued shares of your common stock. Please revise your disclosure accordingly. Please also disclose whether you have any current plans, proposals or arrangements, written or otherwise, to issue additional shares at this time, other than in regard to the transaction proposed with Homeland. If so, please disclose, and if not, please state that you have no such other plans, proposals or arrangements, written or otherwise, at this time.

Answer: This section has been revised to disclose that the reverse stock split coupled with the charter amendment to increase your authorized stock will result in an increased number of authorized but unissued shares of your common stock. In addition, this section has been revised to state that the Company have any current plans, proposals or arrangements, written or otherwise, to issue additional shares at this time, other than in regard to the transaction proposed with Homeland.


11. Please provide an explanation of how the reverse split will be effectuated, and whether shareholders must exchange their common stock certificates for new certificates. Please provide the name and address of the transfer agent.

Answer: This section has been revised to provide an explanation of how the reverse split will be effectuated, and to provide the name and address of the transfer agent.


Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/
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